Exhibit (a)(5)(iii)
INVESTOR — FREQUENTLY ASKED QUESTIONS
The following is informational only and does not constitute an offer to buy or the solicitation of an offer to sell QLT common shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the Letter of Transmittal and related materials, have been mailed to shareholders. Shareholders should carefully read the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Issuer Bid Circular, the related Letter of Transmittal and other related materials because they contain important information, including the various terms and conditions of the offer. Please refer to the Schedule TO and Letter of Transmittal at http://www.sec.gov anticipated to be available on or after December 5, 2008.
1.     What is a modified Dutch tender offer and how does it work?
A modified Dutch tender offer operates like an auction; a company offers to repurchase a specific number of shares or a specific dollar amount of shares within a given price range. Shareholders are invited to tender shares over a calendar day period of at least 35 days, and do so by specifying the lowest price within the range that they will accept.
The company collects investor offers, and purchases the tendered shares up to the specified limit at the lowest price possible. If the company receives more offers at the accepted price than the specified share number, all shareholders who tendered at or below the accepted price will receive a pro-rata allocation, subject to certain conditions.
2.     Who is offering to purchase shares?
QLT Inc., which we refer to as “we,” “us,” the “Company” or “QLT,” is offering to purchase up to US$50 million of common shares.
3.     Why is QLT making the offer?
Our Board of Directors believes that our shares have been trading in price ranges that do not fully reflect the value of QLT’s business and future prospects, and that, accordingly, the purchase of shares under the offer represents an effective use of QLT’s financial resources and is in the best interests of QLT and our shareholders.
See Section 3 of the Issuer Bid Circular — “Purpose and Effect of the Offer” for more information on the reasons considered by our Board of Directors in making the offer.
4.     Has the QLT board approved this?
Yes. QLT’s Board of Directors unanimously approved the offer; however, they have made no recommendation in this regard.

INVESTOR — FREQUENTLY ASKED QUESTIONS
None of QLT, any member of its Board of Directors, the dealer managers, the information agent or the depository makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any or all of such shareholder’s shares. No person has been authorized to make any such recommendation. Shareholders are urged to carefully evaluate all information in the offer, consult their own investment and tax advisors and make their own decisions whether to deposit shares and, if so, how many shares to deposit and, in the case of auction tenders, at what price or prices. Shareholders should carefully consider the income tax consequences of accepting the offer.
See Section 16 of the Issuer Bid Circular — “Income Tax Considerations.”
5.     How many shares is QLT offering to purchase?
QLT is offering to purchase up to US$50 million of common shares. All shares purchased by the Company will be purchased at the same price, even if certain shareholders selected a lower price; however, the Company will not purchase any shares above the determined purchase price. If the tender offer is fully subscribed at the lowest price, which is US$2.20 per share, approximately 22.7 million common shares will be repurchased, representing about 30% of the approximately 74.6 million shares outstanding as of November 28, 2008, the business day before the tender offer was first announced. If the tender offer is fully subscribed at the highest price, which is US$2.50 per share, 20.0 million common shares will be repurchased, representing about 27% of the approximately 74.6 million shares outstanding as of November 28, 2008, the business day before the tender offer was first announced. The offer is not conditioned on any minimum number of shares being tendered.
See Section 1 of the Offer to Purchase — “The Offer.”
6.     What is the purchase price for the shares and how long do I have to tender my shares?
Shareholders will be invited to tender all or a portion of their shares at a price that is not less than US$2.20 per share and not greater than US$2.50 per share. The tender offer will commence on or about December 5, 2008, and will expire on January 15, 2009, unless withdrawn or extended. The Company will determine a single price per share between US$2.20 and US$2.50 that is the lowest price that will enable it to purchase up to US$50 million of shares.
7.     Can the offer be extended, amended or terminated, and if so, under what circumstance?
Subject to applicable law, the offer can be extended, amended or terminated for any reason, at the discretion of the Company.
See Section 8 of the Offer to Purchase — “Extension and Variation of the Offer.”

INVESTOR — FREQUENTLY ASKED QUESTIONS
8.     How can I find out if the offer is extended?
We will issue a press release by 9:00 a.m., Eastern Time, on the business day after the previously scheduled expiration date if we decide to extend the offer. We will also mail a Notice of Change or Notice of Variation to shareholders stating the new expiration date and, if applicable, describing any other changes to the terms of the offer.
9.     How do I tender my shares?
To tender your shares:
If you hold your shares in your own name and decide to tender your shares, you must:
(i.) Deliver your share certificate(s) and a properly completed Letter of Transmittal to the Depository address below:
Computershare Investor Services Inc.

By Mail	By Hand or Overnight Courier
P.O. Box 7021	100 University Avenue, 9th Floor
31 Adelaide Street East	Toronto, ON M5J 2Y1
Toronto, ON M5C 3H2	Attention: Corporate Actions
Attention: Corporate Actions
or
(ii.) The Depository (Computershare Investor Services Inc.) must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed Letter of Transmittal;
or
(iii.) You must comply with the guaranteed delivery procedure prior to 5:00 p.m. Eastern Time on January 15, 2009, unless the offer is extended.
If your shares are held through a broker, dealer, commercial bank or other nominee, you must request the broker, dealer, commercial bank, trust company or other nominee to make the tender for you.
You may also contact Georgeson Shareholder Communications, Inc., Computershare Investor Services Inc., or the Dealer Managers for assistance at the following telephone numbers or addresses:

INVESTOR — FREQUENTLY ASKED QUESTIONS
Information Agent
Georgeson Shareholder Communications Inc.

In Canada:	In the United States:
100 University Avenue	199 Water Street, 26 Floor
11th Floor, South Tower	New York, NY 10038
Toronto, ON M5J 2Y1
North American Toll Free Number: 1-866-733-9452
Banks and Brokers call collect: 212-806-6859
Computershare Investor Services Inc.

By Mail	By Hand or Overnight Courier
P.O. Box 7021	100 University Avenue, 9th Floor
31 Adelaide Street East	Toronto, ON M5J 2Y1
Toronto, ON M5C 3H2	Attention: Corporate Actions
Attention: Corporate Actions

International Calls: 1-514-982-7555
Toll Free Number: 1-800-564-6253
Dealer Managers

In the United States:	In Canada:
Goldman, Sachs & Co.	BMO Capital Markets
Call: 212-902-1000	Call: 604-443-1443
Please refer to the offer to purchase and circular and the instructions to the related letter of transmittal. These documents are available on http://sec.gov.
10.     Can I tender my shares at different prices?
Yes, you can elect to tender some of your shares at one price and an additional number of shares at a second price. However, you cannot tender the same shares at different prices. If you tender some shares at one price and other shares at another price, you must use a separate Letter of Transmittal for each tender.
See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares.”

INVESTOR — FREQUENTLY ASKED QUESTIONS
11.     Can I withdraw my previously tendered shares and what are the conditions?
Yes. You can withdraw any shares you have tendered at any time before 5:00 p.m. Eastern Time on January 15, 2009, and in certain other circumstances, unless we extend the offer, in which case you may withdraw tendered shares until the offer, as extended, expires. For further details, and for other opportunities for withdrawal, see Section 5 of the Offer to Purchase — “Withdrawal Rights.”
12.     How do I withdraw my previously tendered shares?
You must deliver a timely written notice of your withdrawal to the Depository at the address below. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares.
Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depository or if your shares have been tendered under the procedure for book-entry transfer.
See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares.”
Computershare Investor Services Inc.

By Mail	By Hand or Overnight Courier
P.O. Box 7021	100 University Avenue, 9th Floor
31 Adelaide Street East	Toronto, ON, M5J 2Y1
Toronto, ON M5C 3H2	Attention: Corporate Actions
Attention: Corporate Actions
13.     What happens if the value of shares that are tendered for purchase at the purchase price exceeds US$50 million?
We will purchase shares:
-first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;
-second, after purchasing the shares from the “odd lot” holders, from all other shareholders who properly tender shares at or below the purchase price selected by us and do not properly withdraw them, on a pro rata basis, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares;” and

INVESTOR — FREQUENTLY ASKED QUESTIONS
-third, only if necessary to permit us to purchase US$50 million, from holders who have tendered shares subject to the condition that a specified minimum number of the holders’ shares be purchased if any of their shares are purchased in the offer as described in Section 6 of the Offer to Purchase — “Conditional Tender of Shares” (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, all of the shares that you tender on a conditional basis in the offer may not be purchased even if they are tendered at or below the purchase price.
See Section 3 of the Offer to Purchase — “Number of Shares and Pro-ration.”
14.     What will happen if I do not tender my shares?
Upon the completion of the offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future profits or losses and assets, subject to our right to issue additional shares and other equity securities in the future.
See Section 1 of the Issuer Bid Circular — “QLT Inc.” and Section 3 of the Issuer Bid Circular — “Purpose and Effect of the Offer.”
15.     Will I have to pay brokerage commissions if I tender my shares?
If you are a registered stockholder and you tender your shares directly to the Depository, you will not incur any brokerage commissions. If you hold your shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable.
See Section 4 of the Offer to Purchase — “Procedure for Depositing Shares.”
16.     How will QLT pay for the shares?
We expect to fund the purchase of shares under the offer and the payment of related fees and expenses from available cash on hand. The offer is not conditioned upon the receipt of financing.
See Section 18 of the Issuer Bid Circular — “Source of Funds.”
17.     When and how will QLT pay for the shares I tender that are accepted for purchase?
We will pay the purchase price (less applicable withholding taxes, if any) in cash, without interest, for the shares we purchase promptly after the expiration of the offer. In the event of pro-ration, we do not expect to be able to commence payment for shares until at least three business days after the expiration date.

INVESTOR — FREQUENTLY ASKED QUESTIONS
Under no circumstances will QLT pay interest on the purchase price, even if there is a delay in making payment.
See Section 9 of the Offer to Purchase — “Taking Up and Payment for Deposited Shares.”
18.     What is the benefit to shareholders?
We believe the offer will provide shareholders with the opportunity to tender all or a portion of their shares, and consequently, receive a return of capital if they elect to participate. For shareholders who do not tender their shares, the potential value created by QLT’s core punctal plug technology platform will be magnified on a per share basis, due to the significant reduction in the number of shares outstanding.
19.     Will QLT’s directors, executive officers or significant outstanding shareholders tender shares in the offer?
QLT’s directors and executive officers have advised the Company that they do not intend to tender shares under the offer.
QLT has attempted to contact the person who by public filing has indicated that it beneficially owns or exercises control or direction over more than 10% of the outstanding shares, but that shareholder did not indicate whether it would tender any shares in the offer.
20.     What are the conditions to the offer?
The offer is subject to a number of conditions, such as the absence of court and governmental action prohibiting the offer and of changes in general market conditions or our business that, in our reasonable judgment, make it inadvisable to proceed with the offer.
See Section 7 of the Offer to Purchase — “Certain Conditions of the Offer.”
21.     What is the recent market price for the shares?
On the last trading day before the announcement of the offer, Friday, November 28, 2008, the last reported sale price of our shares on the Toronto Stock Exchange was Cdn$2.60 per share and on the NASDAQ Global Select Market was US$1.90 per share.
You are urged to obtain current market quotations for the shares before deciding whether and at which purchase price or purchase prices to tender your shares.
See Section 6 of the Issuer Bid Circular — “Price Range of Shares.”

INVESTOR — FREQUENTLY ASKED QUESTIONS
22.     What are the Canadian and United States federal income tax consequences if I tender my shares?
Shareholders are urged to consider carefully the income tax consequences of depositing shares pursuant to the offer, including the consequences to U.S. shareholders in the event the Company is determined to be a “passive foreign investment company.” See Section 16 of the Issuer Bid Circular — “Income Tax Considerations” for a brief summary of the income tax consequences of depositing shares pursuant to the offer.
Shareholders are urged to seek advice from their own tax advisors as to the specific tax consequences to them of accepting the offer.
23.     Who can I contact if I have questions about the offer?
For further information regarding the offer, shareholders with questions or who would like additional copies of the offer documents may call the information agent, Georgeson Shareholder Communications, or the dealer managers, or consult with their own brokers. The address, telephone and facsimile numbers of the information agent and the dealer managers are:
Information Agent
Georgeson Shareholder Communications Inc.

In Canada:	In the United States:
100 University Avenue	199 Water Street, 26th Floor
11th Floor, South Tower	New York, NY 10038
Toronto, ON M5J 2Y1
North American Toll Free Number: 1-866-733-9452
Banks and Brokers call collect: 1-212-806-6859
Dealer Managers

In the United States:	In Canada:
Goldman, Sachs & Co.	BMO Capital Markets
Call: 212-902-1000	Call: 604-443-1443